Filed pursuant to Rule 424(b)(5)

Registration No. 333-257434

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated August 20, 2021

and Prospectus dated July 8, 2021)

Up to $19,250,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus supplement dated August 20, 2021 (the “Initial Prospectus Supplement”). This prospectus supplement should be read in conjunction with the Initial Prospectus Supplement and the accompanying prospectus dated July 8, 2021, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-257434) (the “Registration Statement” and such prospectus, as supplemented by the Initial Prospectus Supplement, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $50,000,000, pursuant to the Controlled Equity OfferingSM Sales Agreement dated as of April 14, 2017 (the “Sales Agreement”) that we previously entered into with Cantor Fitzgerald & Co. (the “Agent”). This prospectus supplement is qualified by reference to the Prior Prospectus, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Through March 6, 2023, we have sold an aggregate of 15,055,848 shares of our common stock pursuant to the Sales Agreement under the Prior Prospectus for aggregate gross proceeds of approximately $30.7 million, which leaves approximately $19.25 million of common stock available under the Prior Prospectus. We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the Registration Statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $19,250,000 under the Sales Agreement, which amount is in addition to the shares of common stock that we have sold to date in accordance with the Sales Agreement under the Prior Prospectus. If our public float increases such that we may sell additional amounts under the Sales Agreement and the Registration Statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the NYSE American Stock Exchange (the “NYSE American”) under the symbol “WWR.” On March 10, 2023, the last reported sale price of our common stock on the NYSE American was $1.21 per share.

The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $65,101,358, which was calculated based on 49,695,693 shares of our common stock outstanding held by non-affiliates as of March 10, 2023 and at a price of $1.31 per share, the closing price of our common stock on March 9, 2023. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement and the amount available under the Prior Prospectus, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $19,250,000 from time to time through the Agent.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-3 of the Prior Prospectus, as well as the risk set forth in our most recent Annual Report on Form 10-K and the other reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which are incorporated by reference into this prospectus supplement and the Prior Prospectus, for a discussion of certain risks that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 13, 2023.